  Exhibit 99.1

Silver Elephant’s Sunawayo Drills 87g/t Indium, 7g/t Gallium,
48g/t Silver (252g/t AgEq) over 9 Meters
within 31 Meters Grading 119 g/t AgEq

Vancouver, British Columbia, May 6, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces indium and gallium assays from drillholes SWD001 to SWD010 at its Sunawayo project in central Bolivia, featuring SWD002 which intercepted 87 g/t indium,7 g/t gallium, and 48 g/t Ag (252 g/t silver equivalent) over 9 meters within an interval of 31 meters grading 119 g/t silver equivalent.

The company first published silver drill results of SWD001 to SWD010 on January 27, and on March 18 2021.

The latest drill results summarized in the table below confirm extensive indium and gallium mineralization in concentrations exceeding silver concentrations in several instances. Primary indium and gallium deposits are not common, and that fact makes Sunawayo a special project.

Hole ID	From	To	Length (m)	AgEq (g/t)	Ag (g/t)	In g/t	Ga g/t	Pb %	Zn %	Cu %
SWD001	0.0	137.0	137.0	52	36	4.6	3.5	0.12	0.02	0.01
SWD002	1.0	32.0	31.0	119	44	29.4	5.1	0.39	0.48	0.02
incl…	21.0	30.0	9.0	252	48	86.9	6.8	0.73	1.57	0.07
SWD003	18.0	74.0	56.0	74	17	11.8	2.6	0.46	0.83	0.01
incl…	26.0	34.0	8.0	66	42	10.5	2.9	0.19	0.01	0.00
SWD004	15.0	32.0	17.0	80	26	26.6	4.7	0.27	0.04	0.02
incl…	28.0	30.0	2.0	209	134	33.2	7.2	0.55	0.01	0.05
SWD005	14.0	17.0	3.0	39	21	3.6	2.8	0.22	0.07	0.02
SWD005	56.0	60.0	4.0	42	14	12.5	2.5	0.12	0.06	0.02
SWD005	86.0	90.0	4.0	89	65	8.9	4.0	0.14	0.02	0.02
SWD005	128.0	133.0	5.0	37	0	8.7	8.6	0.32	0.14	0.00
SWD006	13.0	14.0	1.0	149	62	45.2	4.0	0.44	0.07	0.06
SWD006	19.0	21.0	2.0	79	29	25.3	3.9	0.21	0.04	0.03
SWD006	35.0	36.0	1.0	55	25	6.8	6.2	0.28	0.11	0.01
SWD006	50.0	51.0	1.0	57	27	8.6	4.8	0.27	0.10	0.01
SWD006	55.0	63.0	8.0	66	21	16.7	5.4	0.41	0.06	0.02
SWD007	23.0	29.0	6.0	67	36	9.7	3.6	0.37	0.05	0.02
SWD007	91.0	94.0	3.0	37	25	0.4	3.5	0.15	0.04	0.02
SWD008	30.0	33.0	3.0	45	21	5.4	4.5	0.34	0.05	0.00
SWD008	86.0	88.0	2.0	43	26	2.4	5.2	0.17	0.05	0.00

Hole ID	From	To	Length (m)	AgEq (g/t)	Ag (g/t)	In g/t	Ga g/t	Pb %	Zn %	Cu %
SWD009	14.0	26.0	12.0	78	39	20.0	4.8	0.04	0.01	0.03
incl…	14.0	20.0	6.0	89	59	13.3	3.9	0.05	0.01	0.04
SWD009	46.0	50.0	4.0	51	5	15.8	7.2	0.07	0.38	0.01
SWD009	69.0	77.0	8.0	137	16	18.4	3.6	0.16	2.82	0.01
incl…	75.0	77.0	2.0	323	50	19.4	1.5	0.40	7.67	0.03
SWD009	110.0	111.0	1.0	236	158	10.9	4.4	0.08	1.65	0.06
SWD010	68.0	78.0	10.0	214	144	13.3	4.5	0.43	0.97	0.06
incl…	69.0	72.0	3.0	540	421	34.3	6.6	0.92	0.90	0.15

Reported intercepts are core-lengths and not true-widths; based on core-angle measurements, true widths range from 80% to 85% of reported core length. AgEq calculation uses a silver price of $25.00/oz., a zinc price of $1.10/lb., a lead price of $0.80/lb. and a copper price of $3.00/lb., indium price of $190.34/kg, and gallium price of $320.38/kg (all USD) and assumes 100% metallurgical recovery as no metallurgical studies have been conducted on the project, and do not reliably reflect expected metallurgical results. Silver equivalent values are calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644) + (Pb % x 21.9377) + (Cu% x 82.2665) + (In g/t x 0.2368) + (Ga g/t x 0.3986). Coordinates in UTM WGS83 Z19S. Reported results do not define a mineral resource and it is uncertain if further exploration will result in the delineation of mineral resource.

Indium currently trades at around $7.00/oz with recent high of $10.00/oz in 2018. Primary indium use is in indium phosphide semiconductors and indium tin oxide thin films for liquid-crystal displays (LCD). Annual global indium production is approximately 700 tonnes (24.7 million oz’s). China is a leading producer of indium (290 tonnes in 2016), followed by South Korea (195 tonnes), Japan (70 tonnes) and Canada (65 tonnes), according to Wikipedia.

Gallium currently trades near $12.00/oz. Global gallium production is approximately 300 tonnes (10 million oz's) per year with China, Korea, and Japan account for 90% of the supply. Semiconductor applications dominate the commercial demand for gallium, accounting for 98% of the total, according to Wikipedia.

10 out of 10 drillholes along a 4-km trend for which the Company have received full assays contain silver, indium, and gallium mineralization. The results indicate the potential for the presence of one or more mineral deposits at Sunawayo. Currently there is insufficient exploration to determine whether any resources are present, and no mineral resource has been defined

The Company has completed its planned 15-hole drilling program on the project. Full assay results are pending for the remaining drillholes.

Detailed maps of Sunawayo located in central Bolivia are available at www.silverelef.com.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

Quality Assurance and Quality Control

Silver Elephant adopts industry-recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and a blank sample are inserted into the sample stream at every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates, including lab duplicates and standards, are analyzed using scatterplots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation. They are then shipped to ALS Global laboratories in Lima, Peru for analysis. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all the requirements of the International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core is split in half by a diamond-blade masonry saw. One half of the core is submitted for laboratory analysis and the other half is preserved for reference at the Company’s secured core facility. All the core is geotechnically analyzed and photographed and then logged by geologists prior to sampling.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.